February 18, 2009

Mr. Stephen Krikorian

United States Securities and

Exchange Commission

100 “F” Street, NE

Washington, D.C.  20549

Dear Mr. Krikorian:

As the Acting Chief Financial Officer of DineEquity, Inc., I am providing our responses to the Staff’s comments raised in its letter dated January 30, 2009.  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s response immediately follows.

Form 10-Q for the Quarterly Period ended September 30, 2008

Consolidated Statements of Operations, page 3

1.              We note your response to prior comment number 2.  Explain why you “retained” Applebee’s characterization of these properties as discontinued though you acquired these assets subsequent to these properties being closed.  That is, explain why you do not include these assets under the caption of “assets held for sale.”  See paragraph 34 of SFAS 144.  Further, explain why you show property and equipment as being net instead of at the lower of cost or fair value.  Also, describe the nature of the liabilities classified as non-current liabilities related to discontinued operations.

Response

To better follow the ultimate disposition of the Applebee’s restaurants closed prior to our acquisition, we separately classified and labeled related line items as “discontinued operations” in our financial statements.  However, we realize that this was not correct and we will reclassify long-lived assets related to these closed Applebee’s restaurants as assets held for sale in accordance with paragraph 34 of SFAS 144 in future filings. While Note 7 of our 2007 Form 10-K described related property and equipment as being net, the assets were reported at fair value as determined in the course of the allocation of the purchase price to all Applebee’s assets and liabilities.

The financial statement line item “non-current liabilities related to discontinued operations” consisted primarily of lease obligations related to the closed Applebee’s restaurants and related interest expense that continued to be accrued in accordance with paragraph 34 of SFAS 144. We will reclassify these non-current liabilities with our other non-current liabilities as appropriate in future filings. Further, we will reclassify all assets and liabilities that were previously reported as related to discontinued operations, both short and long term, into their appropriate balance sheet classifications such that all references to discontinued operations will be eliminated in future filings.

As reported in our response to prior comment number 2, the revenue from the stores incorrectly reported as discontinued operations was de minimus. The balances of the assets and liabilities incorrectly reported as related to discontinued operations at December 31, 2007 were as follows:

•                  Current assets - $6,052,000

•                  Non-current assets - $2,558,000

•                  Current liabilities - $1,515,000

•                  Non-current liabilities - $3,302,000

We believe these balances are not material when viewed in light of total assets of $3.8 billion; of current assets of $433.7 million; or current liabilities of $381.3 million. Further, the balances in the above captions were equal to or less than the amounts noted above at each of the periods ended March 31, June 30 and September 30, 2008, as reported in Forms 10-Q for each of the respective periods.

We therefore propose that, in future filings, the Balance Sheets as of December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008, and Statements of Operations for the respective periods then ended, be appropriately restated to reflect the elimination of all discontinued operations references, as opposed to amending prior filings.

Notes to Consolidated Financial Statements

2.  Basis of Presentation, page 5

2.              We have reviewed your response to our prior comment number 3.  We note your statement that there has been no significant variation in aging or increase in the amount of accounts receivable, however, you do not address whether there has been a change in credit risk associated with your franchisees or distributors.  Tell us whether you have a concentration of credit risk in any franchisee.  That is, indicate your consideration of how you evaluated the change in your concentration of risk due to different “composition of franchise system” as a result of acquiring Applebee’s (see pages 7 and 12 of your 2007 Form 10-K).  It appears that Applebee’s has a higher concentration of restaurants per franchisees than IHOP has had in the past.  Tell us where you have provided the disclosures outlined in paragraphs 20 to 24 of SOP 94-6 or tell us your considerations of providing these disclosures in your future filings.

Response

We specifically addressed the higher concentration of restaurants per franchisee in the Applebee’s franchise system and the resulting impact on credit risk in the Risk Factor titled “Concentration of Applebee’s franchised restaurants in a limited number of franchisees subjects us to greater credit risk” on page 21 of our 2007 Form 10-K. We acknowledge that similar disclosure should have appeared in the Notes to Consolidated Financial Statements of our 2007 Form 10-K to comply with the disclosure requirements of SOP 94-6. We will provide such disclosure in our future filings.

To further address the question posed in your prior comment number 3, there has not been a significant change in the composition of the Applebee’s system between December 31, 2007 and September 30, 2008 or in the concentration of credit risk. The percentage of total Applebee’s restaurants owned by the nine largest franchisees is essentially unchanged from that disclosed in the table appearing on page 7 of our 2007 Form 10-K referenced above. At December 31, 2007 the largest individual franchisee receivable balance was $2.5 million, while the top nine franchisee balances totaled $11.4 million. At September 30, 2008 the largest individual franchisee receivable balance was $2.85 million, while the top nine franchisee balances totaled $12.2 million.

4.  Business Acquisition, page 7

3.               You state in response to prior comment number 4 that the “revision of economic obsolescence factors based on a store-by-store analysis resulted in a downward revision of the allocated value of Property & Equipment.”  Explain how these factors were originally estimated.  Further, ensure that future filings describe in clear terms the nature of these factors to better explain why the fair value allocation has been written down.

Response

Our response to prior comment number 4 indicated that the preliminary purchase price allocation utilized broad assumptions with respect to capitalization rates and rental data specifically, but the usage of broad assumptions applied to all aspects of the preliminary purchase price allocation, including the estimation of economic obsolescence. Given the large number of company-operated restaurants and the relatively short period of time between the November 29, 2007 closing of the Applebee’s acquisition and the required reporting deadline for our 2007 Form 10-K, we believed the use of average per-store data provided a reasonable basis for the preliminary purchase price allocation.

The preliminary estimate of economic obsolescence was based, among other things, on per-store averages of performance, years of operation and lease holding period. Ten instances of obsolescence were identified in the preliminary purchase price allocation using average per-store data with allocated purchase price values modified accordingly. In the final purchase price allocation economic obsolescence was assessed using trailing twelve months performance data, years of operation and, where applicable, lease holding periods, for each individual store. Over 200 instances of obsolescence were identified in the final purchase price allocation resulting in the revision to the preliminary purchase price allocation referred to in our response to prior comment number 4.

We will ensure in future filings that the reasons for the downward revision of fair value allocated to property and equipment subsequent to the preliminary purchase price allocation are better explained.

5.  Impairment of Long-Live Assets, page 8

4.              We note your response to our prior comment number 5.  Beginning in your Form 10-K for the year ended December 31, 2008, please consider expanding your critical accounting policy for goodwill to include the annual assessment date and a description of when an interim test is required, as well as a description of how the estimated fair value of your reporting units are determined and the significant assumptions used in your analysis.

Response

We will expand our critical accounting policy for goodwill to include the annual assessment date and a description of when an interim test is required, as well as a description of how the estimated fair value of our reporting units are determined and the significant assumptions used in our analysis, in our future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 30

5.              We note your response to prior comment number 8 and in particular your statement that the value promotions were intended to enable you “to compete more effectively” and “to drive improved traffic performance.”  To the extent you were not already anticipating declines, it is unclear why the failure of your marketing strategy resulted in declines in guest traffic as compared to prior years.  Please explain.  In this regard, we note that you disclose changes in guest traffic in the September 30 and June 30, 2008 Forms 10-Q without discussing the factors contributing to the changes.  Please confirm that to the extent you experience material changes in guest traffic you will discuss what you believe to be the factors contributing to those changes.

Response

The reasons for changes in guest traffic, particularly with respect to a decline in guest traffic, are extremely difficult to quantify. While surveys can be done to ascertain why customers are patronizing our restaurants and what factors contributed to their patronage, it is difficult and costly to survey a customer who is not there to ascertain why they did not patronize our restaurants. The impact of general economic factors is similarly difficult to gauge. Generally speaking, an economy characterized by increasing consumer discretionary income would create a favorable environment for guest traffic growth while an economy characterized by declining consumer discretionary income would create an unfavorable environment for guest traffic. However, trends in guest traffic can run counter to general economic trends. For example, our IHOP brand experienced same store sales growth comparing 2008 with 2007 despite a very unfavorable economic environment during 2008. We attribute that performance in no small part to the strength of the IHOP brand and the success of its marketing strategy.

It is for that reason we first looked to the Applebee’s marketing strategy to help explain the declines experienced in guest traffic as opposed to simply pointing to a poor economy. As discussed in our 2007 Form 10-K, one of the key strategies for 2008 was to re-energize the Applebee’s brand through strengthening of its advertising campaigns and menu improvements, among other things. We noted that Applebee’s domestic same-store system-wide sales had declined in both 2006 and 2007, which years were considered to be a favorable economic environment. Therefore, at the time of the filing of our Third Quarter 2008 Form 10-Q, while we did not ignore the fact that the general economic environment had turned unfavorable, we believed that the ineffectiveness of marketing efforts introduced in the early part of 2008 and the relatively short time that had elapsed since deployment of other marketing efforts introduced in the middle of 2008 were the primary reasons for the decline in guest traffic.

That said, we acknowledge that the ineffectiveness of the marketing strategy noted in our response to prior comment number 8 was not cited as a factor contributing to the changes in guest traffic disclosed in the September 30 and June 30, 2008 Forms 10-Q. We will discuss what we believe to be the factors, both specific to the company and general economic conditions, contributing to such changes in future filings.

Liquidity and Capital Resources, page 32

6.              We note your response to our prior comment number 9.  Your response provides information that will aid in understanding your liquidity requirements and how you intend to manage your strategy to transition to a 98% franchise system.  Confirm that the information included in your response will be included in your future filings.  Also, your disclosure should address the impact on your ability to service your debt obligations if you delay or suspend your transition strategy.

Response

We confirm that in future filings we will expand disclosures to include the information included in our response to prior comment number 9.  In addition, our disclosures will address the impact on our ability to service our debt obligations if we delay or suspend our transition strategy.

Debt Instruments and Related Covenants, page 34

7.              We have reviewed your response to our prior comment number 10.  Please provide us with an outline of the disclosures you intend to include in future filings.  Ensure that this disclosure includes the nature and impact of cash trapping events on your liquidity.  This discussion should address each “level” of cash trapping events and the ratios for each of those “levels.”  We also reissue our prior comment to describe the consideration you gave to disclosing and analyzing factors that could reasonably likely result in non-

compliance with these covenants.  For example, consider the ramifications of failure of a significant franchisee or effects of underperforming restaurants.  See Section 501.03 of the Financial Reporting Codification and Section IV of SEC Release 34-48960 for further guidance.

Response

In future filings we intend to disclose the following information:

•                  Amount of securitized debt subject to covenants and restrictions

•                  Description of significant covenants – Debt Service Coverage Ratio and Consolidated Leverage Ratio

•                  Required compliance ratios and changes thereto over time.

•                  Ratio levels that trigger cash trapping events, and amount of cash that would be “trapped” at each level and its impact on our liquidity

•                  Ratio levels that trigger rapid amortization of debt

•                  Ratio level that triggers default

As to prior comment 10, we analyze the impact of changes in numerous financial factors on our covenant ratios, including the effects of underperforming restaurants. We have models that project the impact of percentage-point changes in same-store sales for both Applebee’s and IHOP on covenant compliance. Based on our forecasts of same-store sales as of September 30, 2008, we did not believe it was reasonably likely that underperforming restaurants would result in non-compliance with our covenants within the next twelve months.

The possible failure of a significant franchisee is indirectly incorporated through the same-store sales analysis. Were a franchisee to fail, it is most likely that the Company would continue to operate most of the franchisee’s restaurants, mitigating the impact on sales and cash flow. Based on available information, such as system sales and receivables collections data, through September 30, 2008, we did not believe it was reasonably likely a significant franchisee would fail.

Given that as of September 30, 2008 there were no significant changes in actual ratios and amounts or changes in forecasted ratios and amounts that were reasonably likely to result in non-compliance with any of our debt covenants, we concluded that the confirmation that the Company was in compliance with all covenants and restrictions was appropriate and adequate disclosure in the Form 10-Q for the Quarterly Period ended September 30, 2008.

We hope our responses appropriately address the Staff’s comments. Please contact the undersigned at (818) 637-3628 should you require additional information or have any questions.

Sincerely,

/s/ Gregg Kalvin
Gregg Kalvin
Acting Chief Financial Officer,
Vice President, Corporate Controller